SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       PAR PHARMACEUTICAL COMPANIES, INC.
             (Exact name of registrant as specified in its charter)


                Delaware                                22-3122182
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

         One Ram Ridge Road,
       Spring Valley, New York                            10977
(Address of principal executive offices)               (Zip Code)



    If this form relates to the registration        If this form relates to the
    of a class of securities pursuant to            registration of a class of
    Section 12(b) of the Exchange Act and           securities pursuant to
    is effective pursuant to General                Section 12(g) of the
    Instruction A.(c), check the following          Exchange Act and is
    box.|X|                                         effective pursuant to
                                                    General Instruction A.(d),
                                                    check the following box. | |

Securities to be registered pursuant to Section 12(b) of the Act.


          Title of Each Class                   Name of Each Exchange on Which
          to be so Registered                   Each Class is to be Registered
          -------------------                   ------------------------------

      Rights to Purchase Series A               The New York Stock Exchange
    Junior Participating Preferred Stock


Securities Act registration statement file number to which this form relates:
__________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:  None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On October 26, 2004 the Board of Directors (the "Board of Directors") of Par Pharmaceutical Companies, Inc., a Delaware corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company
(the "Common Stock"). The dividend is payable on November 8, 2004 to the stockholders of record as of the close of business on such date (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), of the Company at a price of $225.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 27, 2004 (as the same may be amended from time to time, the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the "Rights Agent").

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board of Directors because of the Board of Directors' ability to redeem the Rights, as discussed below.

     Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person (other than an Exempted Entity (as defined below)) or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) the tenth business day (or such later date as may be determined by action of a majority of the entire Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of a tender offer or exchange offer the consummation of that would result in the beneficial ownership by a person (other than an Exempted Entity) or group of 15% or more of the shares of Common Stock then outstanding (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock outstanding as of the Record Date, together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

     "Exempted Entity" shall mean (1) the Company, (2) any Subsidiary (as defined below) of the Company (in the case of subclauses (1) and (2) including in its fiduciary capacity), (3) any employee benefit plan of the Company or of any Subsidiary of the Company and (4) any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.

     The Rights Agreement provides that, until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or the earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 27, 2014, unless (i) the Rights Agreement is extended by the Board of Directors by the amendment of the Rights Agreement or
(ii) the Rights are earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1.00 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock, with specified exceptions. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by anti-dilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons shall become an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     In the event that, after a person or group shall become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the entity with which the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

      At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, a majority of the entire Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the  earlier of (i) the close of business on the tenth
(10th) calendar day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the close of the business on the tenth (10th) calendar day following the Record Date) or (ii) the

Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Summary of Rights to Purchase Shares of Preferred Stock and as Exhibit C the form of Right Certificate is attached hereto as an exhibit and incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2. EXHIBITS.


Exhibit No.                           Description of Exhibit
-----------                           ----------------------

      4.1 Rights Agreement, dated as of October 27, 2004, between Par Pharmaceutical Companies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Summary of Rights to Purchase Shares of Preferred Stock as Exhibit B and the Form of Right Certificate as Exhibit C.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    PAR PHARMACEUTICAL COMPANIES, INC.



      Dated:  October 27, 2004     By: /s/ Dennis J. O'Connor
                                      ---------------------------------------
                                      Dennis J. O'Connor
                                      Vice President and Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit No.                           Description of Exhibit
-----------                           ----------------------

      4.1 Rights Agreement, dated as of October 27, 2004, between Par Pharmaceutical Companies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Summary of Rights to Purchase Shares of Preferred Stock as Exhibit B and the Form of Right Certificate as Exhibit C.